November 3, 2014

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	G-III Apparel Group, Ltd.

Form 10-K for the Fiscal Year Ended January 31, 2014

Filed March 31, 2014

File No. 000-18183

Ladies and Gentlemen:

Set forth below are the responses of G-III Apparel Group, Ltd. (“G-III,” the “Company,” “we” or “our”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the Staff’s letter dated October 3, 2014, in connection with the Company’s Form 10-K for the fiscal year ended January 31, 2014 (the “Form 10-K”), filed with the Commission on March 31, 2014. It should be read in conjunction with our letter dated February 24, 2014 responding to the Staff’s comment letter dated January 28, 2014, our letter dated March 28, 2014 responding to the Staff’s comment letter dated March 5, 2014, our letter dated May 12, 2014 responding to the Staff’s comment letter dated April 15, 2014, our letter dated June 25, 2014 in response to a phone conversation on June 20, 2014 between James Giugliano and Rufus Decker of the Staff and me, and our letter dated August 6, 2014 responding to the Staff’s comment letter dated July 9, 2014. For convenience of reference, we have recited the Staff’s comments in bold face type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended January 31, 2014

Note D – Acquisitions and Intangibles, page F-13

1.	We note your response to our prior comment 1, in which you assert the acquisition of G.H. Bass was immaterial to your financial statements, appears to be based on the quantitative insignificance of G.H. Bass. Please provide us with a materiality analysis that also considers the qualitative significance of the omitted disclosure pursuant to FASB ASC 805-10-50-2h. In your analysis of immateriality, tell us why you believe there is not a substantial likelihood that the disclosure would have been viewed by a reasonable investor as having significantly altered the total mix of information, including how you believe the revenues and earnings of G.H. Bass would have been viewed by an investor in comparison to your consolidated revenues and earnings in the pro forma presentation for each of the last two fiscal years.

Response:

In addition to the quantitative considerations described in our letters dated May 12, 2014 and August 6, 2014, we evaluated other qualitative information to determine the materiality of the G.H. Bass acquisition to our financial statements. For purposes of this evaluation, we assessed the materiality using guidance from several authoritative sources, including SEC Staff Accounting Bulletin 99 topic M.1 — Materiality and Financial Accounting Standards Board, Statement of Financial Accounting Concepts No. 2 —Qualitative Characteristics of Accounting Information. Although materiality judgments are primarily quantitative in nature, we understand that other elements have to be taken into consideration in order to ensure that omitting the disclosure of an item in a financial report because of its materiality would not change or influence the judgment of a reasonable person relying upon the report.

While assessing whether not disclosing pro forma financial information for the G.H. Bass acquisition would significantly alter the mix of information presented to a reasonable investor, we took into account a number of qualitative criteria. We evaluated whether the omission of the pro forma disclosure would mask a change in the revenue trend. We considered whether omitting this disclosure would, for example, change a loss into income or vice-versa or if the pro forma information would have provided information that would lead a reasonable investor to believe that the Company might not meet analysts’ expectations.

It was our opinion that the failure to disclose pro forma information would not significantly alter the total mix of information provided to financial statement users. We noted that before and after the pro forma adjustments for the acquisition of G.H. Bass, our revenue trends for fiscal years 2013 and 2014 demonstrated growth. Similarly, the trend in earnings on a pro forma basis was consistent with the trend in our actual earnings. In addition, we had an increase in EBIT of 29.5% on a pro forma basis compared to an increase of 30.7% as reported in the Form 10-K. The acquisition of G.H. Bass took place after the completion of our third quarter, which is our most critical quarter. Given the timing of this transaction, the fact that G.H. Bass results were fairly consistent between fiscal years 2013 and 2014 and that the G.H. Bass operations for the last quarter of fiscal year ended January 31, 2014 (“fiscal 2014”) represented a small portion of G-III’s consolidated revenues and earnings, we determined that the trends in revenues and earnings for the full fiscal 2014 year were not significantly impacted by the acquisition.

Our assessment of the materiality of the G.H Bass acquisition showed that this acquisition was not material compared to the rest of the Company and did not alter the trends in revenue and earnings presented to investors. We concluded that pro forma information would not have changed the financial statement users’ assessment of the Company’s overall results. As a result, we determined that the acquisition was not material and that pro forma information with respect to the acquired business did not need to be included in our financial statements for fiscal 2014.

Note K – Segments, page F-23

2.	We note your responses to our prior comments 2 through 7. Please provide us with the additional information regarding your segments that we requested during our September 29, 2014 phone call.

Response:

Based on our conversation on September 29, 2014, it is our understanding that the Staff would like more information on the day to day operating decisions made by the CODM. Our organizational structure, which has evolved from our growth and acquisitions over the past few years, is not a simple matrix with clearly evident segment managers. This makes it somewhat difficult to describe and align our organizational structure with the applicable guidance relating to the determination of appropriate segments. Accordingly, we have provided further information and descriptions of what our CODM considers in making operating decisions, assessing performance and allocating resources, and submit the following for your consideration.

Our retail segment’s organization and operation is far simpler than our wholesale business, as there is one retail segment manager who reports to the CODM. The retail segment manager is responsible for the budgeting process and is compensated based upon the results of the segment. Our budgeting, forecasting and internal reporting processes are done separately for the retail segment. Internal reports reflect our retail segment operations, which are all on one separate accounting system, and operating results are evaluated at this level. The retail segment budgeting process and compensation of the retail segment manager require approval of our CODM.

Regarding the wholesale portion of our business, we believe that our CODM, who is our CEO, oversees the entire wholesale business. Our wholesale business includes our licensed and non-licensed product segments. As discussed in our prior letters, our wholesale business is far more complex than our retail segment. Our licensed and non-licensed product segments are comprised of 57 product lines. Certain of our CODM’s functions regarding allocating resources and assessing performance are done at the combined wholesale level, while others are performed at the separate licensed or non-licensed product segment level, as well as, in certain cases, the group or product line level. For example, the budgeting process is performed for the entire wholesale portion of our business and approved by the CODM, and resource allocation decisions related to expanding our wholesale business are performed at the licensed product segment and non-licensed product segment level. On the other hand, assessment of performance with respect to compensation is far more complex. Compensation is targeted at various levels within the organization, with some targeted at the product line level, some at the group level, while others are at the wholesale level or at the consolidated level, dependent on the individual being assessed.

The CODM’s review of results, the budgeting process and certain operating decisions focus on the wholesale business in total. There are also decisions being made by the CODM at one level below our wholesale operations, primarily related to the management of longer term risk and growth plans. These key decisions are primarily made at the licensed and non-licensed product segment levels. In our assessment of operating segments, we considered that a number of operating activities and decisions for wholesale operations are made by the CODM at the combined wholesale level, but given the significance of the activities and decisions made around resource allocation by the CODM at the licensed and non-licensed product segment level, we determined that licensed and non-licensed products would be the appropriate operating and reporting segments.

Wholesale

Our CODM reviews our financial information formally in quarterly financial meetings and receives a monthly reporting package similar to the one previously supplementally provided to the Staff in connection with our response letter dated March 28, 2014 (the “Supplemental Information”). This package of over 200 pages is sent in complete form to certain executives and then parsed out to several product and administrative leaders. There is no monthly meeting held to review these results. A package that is substantially the same is distributed on a quarterly basis prior to a financial meeting with the CODM. The key areas of focus are the consolidated balance sheet (see page 9 of the Supplemental Information) and the results of our wholesale and retail businesses (see pages 11 and 12 of the Supplemental Information). Our internal financial information presents the wholesale business on a combined basis as the back office operations of our licensed and non-licensed product segments are integrated and have many shared processes, including distribution, IT, finance, logistics, human resources, credit and collection, overseas quality control and sourcing. Our retail segment does not share any of these processes with our wholesale business. In addition to the information provided at the wholesale business level, certain information is also provided at the licensed and the non-licensed segment level. Any questions from the CODM or the senior executive group as to the performance of wholesale and retail results are further investigated by the finance group or the group managers. For example, questions by the CODM may lead to discussions of an unexpected change in sales compared to a prior period or budget, changes in gross margin from the prior period or budget or other performance metrics including selling, general and administrative expense increases in absolute dollars and in relation to sales. The CODM’s formal quarterly review is performed by income statement line item at the combined wholesale level and separately at the retail level. Balance sheet items, such as accounts receivable, accrued returns, and inventory variances, are all reviewed and analyzed at the consolidated wholesale level and separately at the retail level.

While our financial information package includes product line information, our CODM does not make decisions at the product line level. Over half of the Company’s 57 wholesale product lines are businesses that generated less than $25 million of sales revenue in fiscal 2014, each representing just about 1% of total sales. In addition, our six largest product lines ranged from $85 to $160 million in sales in fiscal 2014 and each of these product lines represents less than 10% of our total sales. Our CODM is significantly not involved in allocating resources at the product line level for the small or large product lines.

The budget process is a bottom-up approach, starting with the product line managers who develop their budgets based on their view of sales for the coming season (considering the current order book, discussions with customers, historic activity trends and any special planned programs). These product line budgets are aggregated at the group level and are reviewed by the corporate finance department. The finance group challenges the budgets provided and asks questions of group and product line mangers. Finance also layers on centralized expenses based on the prior year’s trends and anticipated variances. For example, the need for additional warehouse capacity or increases in warehouse staff will be considered based on the total volume of wholesale sales and the cost of using third party warehousing. The product line and group information, along with centralized costs, is aggregated together at the wholesale level and presented to the CODM for review. The CODM focuses his review of the budget by line item at the aggregate wholesale level. The CODM reviews trends in sales, gross margin percentage expected to be achieved, selling, general and administrative expenses as a whole, and also as a percentage of sales, and projected pre-tax income. The CFO and corporate finance team reviews the budget with the CODM and answers questions regarding specific topics. They will also provide the CODM with additional details, on an as needed basis, in order to support the assumptions made in creating the budget.

The CODM is in contact with senior executive personnel at our major wholesale accounts. His interactions with our wholesale customers include discussions as to how the Company’s overall portfolio of products are performing, timeliness of shipments, issues regarding shipping compliance, freight chargebacks, overall markdown support and opportunities for additional wholesale penetration with the Company’s current portfolio of offerings. These conversations are based on the aggregate wholesale business, as a number of these functions (e.g. shipping) are centrally operated and managed for all of our wholesale business. Customer relationships, among other key relations, are not managed based on groups or product lines that are sold to the customer, but are rather focused on overall customer satisfaction from a wholesale prospective. Additionally, though items like markdowns are negotiated individually by product line managers, in dealing with executives of our major wholesale customers, the CODM has discussions that have a more holistic view of G-III (from a total wholesale perspective). For example, based on the information obtained from the credit department, he determined that certain customers were taking an aggressive stance on operational chargebacks and based on negotiations with senior executives of our customers, the CODM was able to reach settlements with respect to outstanding items and agreement upon how to deal with the issues on a go forward basis.

The CODM also oversees our foreign office operations which are involved with product sourcing and quality control for the entire wholesale business. The foreign sourcing operations manager (VP of Overseas Operations) reports directly to the CODM. The CODM will visit our overseas sourcing offices at least once a year and usually several times a year. He was responsible for shifting production to China in the past, and is currently driving the exploration of production and sourcing opportunities in other strategic countries. All major operational and sourcing initiatives undertaken by the VP of Overseas Operations for the wholesale business are approved by the CODM.

From a back office perspective, wholesale activities are integrated and encompass the same systems, processes and personnel supporting the entire wholesale operations, which include the licensed and non-licensed product segments. The CODM is apprised of all major decisions in each area and has a working knowledge of these activities. Warehouse and distribution operations for our wholesale business are located primarily in the New Jersey area. Our warehouse, information technology and finance areas all have functional executive leadership who directly report to the COO. The CODM is actively involved with each functional leader. Specifically, warehouse decisions include geographic location and the use of third party contracted warehouses versus expanding and investing in controlled locations under long-term leases. These types of operating decisions involving our CODM are made at the combined wholesale level. Information technology, which supports our wholesale operations, is assessed for performance by the COO and CODM. Significant new systems are approved by the CODM. Credit decisions are made at the customer level across the wholesale business and the CODM is involved with all larger credit issues and certain smaller issues where he may have knowledge of or a relationship with a particular customer.

Licensed/ Non-Licensed

With regard to managing long term risks, the Company’s growth strategy and allocating resources, the CODM looks one level below the combined wholesale business and considers the licensed and non-licensed product segments. The licensed and non-licensed product segments have different long term risk profiles and operating characteristics. In particular, in the licensed business, there is a risk that future sales of a licensed product could be significantly reduced if the licensed brand has adverse publicity or other problems in the marketplace or could cease if a license agreement is not renewed. Net sales of licensed products represented over 75% of our wholesale business in fiscal 2014. Beyond the tenure and renewal risk associated to licenses, there are also other limitations including product categories, distribution areas (e.g. geographies) and also distribution channels (e.g. limitations on sales to off price retailers).

The activities of our non-licensed products segment consist of selling products under brands owned by G-III or under a private label brand owned by one of our customers. The Company has complete discretion over owned product lines within this operating segment, from the design process to the choice of the distribution channel (i.e. we do not need the approval of a licensor to sell product under our own brands wherever we want). G-III is responsible for advertising or marketing to promote brands that it owns. Our private label business is developed in collaboration with the retail customer and not a licensor.

These distinctions are a key factor in the CODM’s view of the wholesale business and overall management of its growth. We have been achieving our growth by differentially investing in acquiring new brands, entering new license agreements and expanding our retail business. While our objectives are strategic in nature, they are also part of our CODM’s daily activities and comprise his key resource allocation decisions.

Accordingly, the CODM’s three main resource allocations decisions are:

1.	Should we buy a particular brand?
2.	Should we enter into a new license?
3.	How much should we spend on store growth?

The CODM utilizes the financial information at the licensed and non-licensed products operating segment level to facilitate the decisions regarding the expansion of the wholesale business.

Since 2005, we have spent approximately $300 million on acquisitions. We have made two acquisitions that now comprise our retail segment, acquired brands, acquired license agreements and acquired expertise in new product categories. The funding for acquisitions has been and continues to be, by far, the largest resource need for the Company.

Throughout the course of the year the specifics of time spent by our CODM in any one area can change, but our CODM spends a significant amount of time on potential acquisitions which includes meetings with various investment bankers who are suggesting potential transactions, discussions with various industry leaders about potential acquisition targets, negotiating terms of acquisitions with potential acquisition targets, and performing due diligence on potential acquisition candidates. There are times when this work can take up as much as 50% of a given day, given week or given month. The magnitude of time spent on potential acquisitions far outweighs the time spent on successfully completed transactions.

Another key resource allocation decision involves entering into new license agreements. Licenses involve minimum commitments for royalties and advertising that are acceptable to brand owners. Our aggregate total minimum royalty and advertising commitment during the term of outstanding licenses is over $500 million and our royalty and advertising expenditure was over $130 million in fiscal 2014. It will be even larger in the current fiscal year ending January 31, 2015. Entering into new license agreements also involves the addition of personnel and showroom space to service the license.

Again it is important to acknowledge that in addition to new licenses that have been entered into, the CODM spends significant time assessing potential new license agreements. These opportunities arise from conversations with existing licensees, from contacts in the industry and directly from brand owners.

These resource allocation decisions are made by the CODM and they have been driven by a desire to balance our dependence on the portfolio of owned brands and brands we license from third parties, coupled with broadening our distribution base.

With respect to our retail segment, in addition to assessing the segment’s performance, the CODM actively oversees the decisions relating to growing our store base, which resulted in the Company spending approximately $10 million in fiscal 2014 for organic store growth.

In prior correspondences the Staff suggested that product lines or groups may be viewed as operating segments. With respect to product lines, although the CODM periodically, on a case by case limited basis, assesses the performance of our 61 product lines, there are no significant resource allocation decisions that he is involved with at the product line level. For the groups, the underlying compositions of the product lines within the group has been subject to changes from year to year and include different type of products across the licensed and non-licensed segments. Accordingly, we do not believe that our groups or product lines can be considered as operating segments.

While the CODM reviews operations and assesses performance at the wholesale and retail level, he also devotes an important share of his time to define the Company’s strategy and allocate resources to implement it. These strategic decisions have a direct impact on the Company’s operations and are based on understanding the cash flows and revenues we receive from our licensed products, non-licensed products and retail segments. As a result, we continue to believe that our operating and reportable segments of licensed products, non-licensed products and retail are appropriate, given that the evaluation of results and resource allocation decisions are made by the CODM at this level. We believe this view is consistent with the objectives defined in ASC 280-10-10-1.

The Company confirms that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has questions regarding the foregoing, please do not hesitate to call or e-mail Neal S. Nackman at (212) 403-0654 or nealn@g-iii.com.

Very truly yours,

/s/ Neal S. Nackman
Neal S. Nackman
Chief Financial Officer

cc:	Eric West, Securities and Exchange Commission
Rufus Decker, Securities and Exchange Commission
James Giugliano, Securities and Exchange Commission
Angela Halac, Securities and Exchange Commission
Neil Gold, Esq., Fulbright & Jaworski LLP
Manuel G. Rivera, Esq., Fulbright & Jaworski LLP